Exhibit (a)(60)

TEXT OF BACKGROUND INFORMATION PROVIDED TO PEOPLESOFT SALES FORCE TO RESPOND TO CUSTOMER INQUIRIES FOLLOWING ORACLE STATEMENTS OF NOVEMBER 24, 2003

PeopleSoft’s Customer Assurance Program

PeopleSoft continues to offer its Customer Assurance Program (CAP) this quarter, helping to protect customers’ significant investments of time and money in PeopleSoft software. This is an important component of PeopleSoft’s commitment to customers as an enterprise application vendor.

Oracle recently has voiced negative comments and complaints about the CAP. In fact, most of these have been referring to an older version of the CAP that we are no longer using. Current contracts are being written based on a new version of the CAP. The Delaware court has refused Oracle’s effort to stop PeopleSoft from entering into the current CAP contract language.

Oracle has questioned whether PeopleSoft improperly booked certain revenue from customers whose contracts contained PeopleSoft’s Customer Assurance Program (CAP) terms. The fact is that PeopleSoft has always been conservative in how we recognize revenue. Our independent auditors have reviewed our revenue recognition treatment and we are very confident that our revenue has been recognized appropriately and in accordance with generally accepted accounting principles.

Third parties who have looked at this also appear to support our position, as reflected in the excerpts below.

“Although Oracle has not seen the specific language in the customer assurance contracts, their claim is that because there is a potential contingent liability associated with future refund payments, PeopleSoft may not be allowed to recognize the license revenue associated with those deals signed under the program. In our view the customer assurance contracts state that the refund liability is that of the acquirer (in the case PeopleSoft were acquired and the refunds were triggered) and not the responsibility of PeopleSoft.” (Neil Herman, Lehman Brothers, November 28, 2003)

Oracle takes aim at rival; PeopleSoft Targeted On Accounting Issue, San Jose Mercury News, November 25, 2003

“Several accounting experts contacted in the past week by the Mercury News who read the terms of the rebate program disclosed in PeopleSoft’s regulatory filings disagreed with Oracle’s interpretation.

“It seemed pretty clear they should recognize it as revenue,” said Brett Trueman, professor of accounting at the Anderson School at the University of California-Los Angeles.

Seth Taube, the former branch chief of enforcement of the New York office of the Securities and Exchange Commission, said he also did not see an accounting issue.

“Generally you cannot recognize revenue where there is a contingency that may require the payment not to occur or be returned under regular revenue recognition accounting rules,” Taube wrote in an e-mail. “However, this situation provides for return of funds, it appears, of only some money and only under very narrow conditions.”

Oracle said it had consulted several independent accounting experts who supported the company’s interpretation.

When asked for names of experts the company consulted, Oracle provided two. One contacted by the Mercury News declined to be quoted, saying he had not been fully informed by Oracle that there were two conditions needed to trigger the rebate program: He had not been told that in addition to a change in control, product support must also be reduced.

The other expert was Fin Most, partner in Ernst & Young’s office in San Jose. Most said he could not comment directly on issues related to the takeover bid because Oracle is a client. He said he could only offer a general view on revenue recognition and rebates.

“It is an incredibly complex assessment of what literature to use,” Most said. “And then it’s quite subjective and open to interpretation.”

“Whether it’s improper revenue recognition is up to the (Securities and Exchange Commission),” Oppenheimer & Co. analyst Sanjiv Higorani said.

Henley’s comments “don’t change anything. It only changes if the SEC thinks it’s improper and starts an inquiry,” he said.

Meanwhile, David Aboody, an associate professor in accounting at UCLA’s Anderson School of Management, said the provision should have “no accounting ramifications whatsoever. (The refund program) is just an extra layer of protection.”

Aboody’s view echoes that of PeopleSoft, which has said in regulatory filings that its consumer protection program has no impact on PeopleSoft’s accounting.

“We’re confident that the revenue related to these contracts is recognized appropriately,” PeopleSoft spokesman Steve Swasey told Reuters.

For the full article, visit:
http://www.bayarea.com/mld/mercurynews/business/7345265.htm

We believe that any proxy contest by Oracle is doomed to fail

Oracle has stated publicly that it intends to launch a proxy contest to attempt to obtain control of the PeopleSoft board of directors. Oracle intends to propose a slate of director nominees to be elected at PeopleSoft’s 2004 annual stockholders meeting. We believe that this effort, like Oracle’s other efforts to acquire PeopleSoft, will fail.

First, Oracle’s offer, by its terms, has a number of conditions, including Oracle having obtained all necessary antitrust clearances and there being no antitrust challenges to the transaction. In fact, because these conditions have not been satisfied, Oracle currently has no obligation to purchase any shares pursuant to its offer. Given that Oracle has some control over whether these conditions are met, its offer is illusory. So long as this is the case, we believe that PeopleSoft stockholders would not vote in favor of Oracle’s nominees for director.

Second, even if Oracle’s attempted acquisition of PeopleSoft were to survive the various legal and regulatory challenges facing it and Oracle were to extend its offer until the annual meeting of stockholders, we do not believe that Oracle’s proxy contest would be successful. We believe that PeopleSoft’s stockholders are extremely unlikely to vote for, and turn over the company to, a slate of directors who are pledged to advance Oracle’s and Larry Ellison’s agenda, which agenda includes trying to buy PeopleSoft at an inadequate price and in a manner that could put PeopleSoft’s business at risk. We believe that our stockholders will view a proxy contest as simply protracting what has been an attempt to disrupt PeopleSoft’s business and take over the company, and instead would vote their shares to elect directors who will have undivided loyalty to PeopleSoft stockholders.

Additional Information

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding Oracle’s tender offer. Stockholders should read these documents, which can be obtained without charge at www.sec.gov and at www.peoplesoft.com, because they contain important information.

Forward Looking Statements

These materials may contain forward looking statements, which reflect PeopleSoft’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.